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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40685

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25   AND ENDING 12/31/25
                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Midland Securities, Ltd**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1605 LBJ Freeway, Ste 700
(No. and Street)

Dallas	TX	75234
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alex Saldivar	469-522-4466	asaldivar@midlandsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George PLLC
(Name – if individual, state last, first, and middle name)

5179 CR 1026	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3366
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bradford Phillips _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Midland Securities Ltd _____, as of 12/31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
CEO/FINOP

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Midland Securities, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Midland Securities, Ltd. as of December 31, 2025, the related statements of operations, partners' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Midland Securities, Ltd. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Midland Securities, Ltd.'s management. Our responsibility is to express an opinion on Midland Securities, Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Midland Securities, Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Midland Securities, Ltd.'s financial statements. The supplemental information is the responsibility of Midland Securities, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PHILLIP V. GEORGE, PLLC

We have served as Midland Securities, Ltd.'s auditor since 2013.

Celeste, Texas
March 26, 2026



MIDLAND SECURITIES, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$	2,440,748
Receivable from clearing broker-dealer		540,447
Receivable from non-customers		7,665
Debt securities, at fair value		38,731,782
Trading deposit		10,696,006
Clearing deposit		529,008
Other assets		11,839
Total assets	$	52,957,495

LIABILITIES and PARTNERS' CAPITAL

Liabilities

Accounts payable		65,658
Commissions payable		173,061
Payable to clearing broker-dealer		36,449,100
Debt securities sold, not yet purchased, at fair value		2,218,027
Payable to related party		306,741
Total liabilities		39,212,587
Partners' capital	$	13,744,908
Total liabilities and partners' capital	$	52,957,495

See accompanying notes to financial statements.

REVENUES

Trading profits, net of trading interest expense of $831,547	$	4,573,354
Securities commissions		4,953
Syndicate underwriting revenue		628,802
Interest		1,548,998
Total revenue		6,756,107

EXPENSES

Administrative services - related party	153,600
Clearing and execution costs	284,593
Communications	1,439
Compensation and related costs	2,655,232
News and quotes	667,302
Occupancy and equipment	70,602
Professional fees	44,450
Regulatory fees	47,259
Other expenses	20,223
Total operating expenses	3,944,700

NET INCOME	$	2,811,407

See accompanying notes to financial statements.

MIDLAND SECURITIES, LTD.
STATEMENT OF PARTNERS CAPITAL
YEAR ENDED DECEMBER 31, 2025

	General Partner	Limited Partner	Total
Balances at December 31, 2024	$ 4,837	$ 10,928,664	$ 10,933,501
Net Income	2,811	2,808,596	2,811,407
Balances at December 31, 2025	$ 7,648	$ 13,737,260	$ 13,744,908

See accompanying notes to financial statements.

MIDLAND SECURITIES, LTD.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2025

Cash flows from operating activities:

Net income	$ 2,811,407
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized gain on debt securities and debt securities sold, not yet purchased	(185,128)
Changes in assets and liabilities:	
Decrease in receivable from clearing broker-dealer	5,649
Decrease in receivable from non-customers	1,711
Increase in debt securities	(7,294,532)
Increase in trading deposit	(2,828,691)
Increase in clearing deposit	(3,344)
Increase in other assets	(812)
Increase in accounts payable	21,419
Increase in commissions payable	73,502
Increase in payable to clearing broker-dealer	8,925,690
Decrease in debt securities sold, not yet purchased	(1,634,516)
Increase in payable to related party	177,947
Net cash provided by operating activities	70,302
Net increase in Cash and Cash Equivalents	70,302
Cash and Cash Equivalents at beginning of year	2,370,446
Cash and Cash Equivalents at end of year	$ 2,440,748

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$ 831,547
Income taxes	$ -

See accompanying notes to financial statements.

NOTE A – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:

Midland Securities, Ltd., (the "Partnership"), is a Texas limited partnership established in June 1985. The managing general partner of the Partnership is ARS Windchase, Inc., a Nevada corporation (the "General Partner"). Unless dissolved sooner by the General Partner, the term of the Partnership shall continue until December 31, 2031.

The Partnership is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Partnership operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. For the Partnership's other business activities it is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3. The Partnership does not hold customer funds or securities, carry accounts for customers or carry PAB accounts (as defined in Rule 15c3-3).

The Partnership's operations consist primarily of trading of debt securities for its own account and brokering debt securities for customers. The Partnership also trades debt securities in the secondary wholesale market and participates in firm commitment municipal bond syndicate underwritings, generally as a co-manager on new issues. The Partnership's trading, brokering, and underwriting consist primarily in U.S. government securities, municipal bonds, corporate bonds, preferred stocks and certificates of deposit issued by banking institutions. The majority of the Partnership's customers are institutions and broker-dealers located throughout the United States.

 Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Segment Reporting

The Partnership is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including trading of debt securities for its own account and brokering debt securities for customers. The Partnership has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Partnership. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Partnership's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Partnership as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment financial information is identical to that presented in the accompanying financial statements.

Current Expected Credit Losses

The Partnership accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments — Credit Losses*. FASB ASC 326-20 requires the Partnership to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Partnership records the estimate of expected credit losses as an allowance for credit losses.

For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense. As of December 31, 2025, the Partnership determined that no allowance for credit losses is necessary.

Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Debt Securities

Debt securities are held for trading purposes, recorded on the trade date and valued at their estimated fair value, as described in Note B. The increase or decrease in fair value is included in trading profits in the accompanying statement of operations.

NOTE A – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Debt Securities Sold, Not Yet Purchased

Securities sold, not yet purchased consist of debt securities the Partnership has sold that it does not currently own and will therefore be obligated to purchase such securities at a future date. These obligations are recorded on the trade date and valued at their estimated fair value, as described in Note B. The increase or decrease in fair value is included in trading profits in the accompanying statement of operations.

Revenue Recognition

Significant Judgments

Revenue from contracts with customers includes trading profits, securities commissions and syndicate underwriting revenue. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Partnership's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Trading Profits

The Partnership buys and sells securities for its own accounts (proprietary transactions). Trading profits and related clearing expenses are recorded on the trade date (the date on which an agreement is entered into, setting forth the important aspects of the transaction such as a description of the instruments, quantity, price and delivery terms.)

The Partnership believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the Partnership. Trading profits are recorded net of margin interest, which is accrued monthly.

Securities Commissions

The Partnership buys and sells securities on behalf of its customers (agency transactions). Each time a customer enters into a buy or sell transaction; the Partnership charges a commission. Securities commissions and related clearing expenses are recorded on the trade date (the date that the Partnership fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Partnership believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

NOTE A – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Syndicate Underwriting Revenue

The Partnership participates in syndicate underwritings of securities for governmental entities that want to raise funds through the sale of securities. Revenues are earned from fees arising from syndicate underwritings in which the Partnership participates. Revenue is recognized on the closing date of the underwriting (within 30 days of trade date, this is when all gains/losses are known and the syndicate can distribute payments or invoices) for the portion the Partnership is contracted to buy. The Partnership believes that the closing date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Partnership needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. The lead manager on the underwriting estimates expenses incurred by the syndicate and the Partnership recognizes revenues net of such expenses.

Income Taxes

Taxable income or loss of the Partnership is included in the income tax returns of the partners; therefore, no provision for federal income taxes has been made in the accompanying financial statements.

The Partnership is subject to state income taxes.

Leases

The Partnership accounts for its leases in accordance with *FASB ASC 842*, Leases. The Partnership is a lessee in a non-cancellable operating lease for office space. The Partnership determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed.

The Partnership has elected to not recognize ROU assets and lease liabilities for immaterial or short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Partnership is reasonably certain to exercise. The Partnership recognizes lease cost associated with its immaterial and short-term leases on a straight-line basis over the lease term.

NOTE B – FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1*. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Partnership can access at the measurement date.
- *Level 2*. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3*. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Processes and Structure

Management is responsible for the Partnership's fair value valuation policies, processes, and procedures. Management implements valuation control processes to validate the fair value of the Partnership's financial instruments measured at fair value, including those derived from pricing models. These control processes are designed to ensure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

NOTE B – FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

Fair Value Measurements

The following is a description of the valuation techniques applied to the Partnership's major categories of assets and liabilities measured at fair value on a recurring basis.

> Investments in debt securities and debt securities sold, not yet purchased are carried at estimated fair values and categorized as level 2 of the fair value hierarchy. Fair value has been measured by the Partnership's clearing broker-dealer or by pricing services used by the clearing broker-dealer using the actual trading prices of similar securities. When trading prices are not available for similar securities the pricing services use market observable inputs in determining the valuation for a security based on underlying characteristics of the debt instruments.

> Substantially all of the Partnership's other financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

The following table summarizes the valuation of the Partnership's major security types by the fair value hierarchy levels as of December 31, 2025.

	Level 1	Level 2	Level 3	Total
ASSETS				
Debt Securities	$ -	$ 38,731,782	$ -	$ 38,731,782
Total	$ -	$ 38,731,782	$ -	$ 38,731,782
LIABILITIES				
Debt Securities Sold, Not Yet Purchased	$ -	$ 2,218,027	$ -	$ 2,218,027
Total	$ -	$ 2,218,027	$ -	$ 2,218,027

Transfers between levels are recognized at the end of the reporting period. During the year ended December 31, 2025, the Partnership recognized no transfers to/from level 1 and level 2. There were no level 3 investments held by the Partnership during 2025.

NOTE C – TRANSACTIONS WITH CLEARING BROKER-DEALER

The Partnership has a clearing agreement with Hilltop Securities, Inc. (Hilltop), to provide clearing services and custody of debt security transactions for customers and trading for its own account. The clearing agreement requires the Partnership to maintain a minimum clearing deposit of $500,000.

The Partnership has a receivable from Hilltop of $540,447 at December 31, 2025.

The Partnership also has a trading deposit with Hilltop of $10,696,006 at December 31, 2025. The trading deposit is required to satisfy margin requirements associated with the Partnership's net trading inventory. The amount of margin required fluctuates on a daily basis depending on the amount and type of securities held in the Partnership's inventory trading accounts.

The Partnership has a margin payable to Hilltop of $36,449,100 at December 31, 2025. The payable balance fluctuates on a daily basis as the Partnership purchases and sells securities through Hilltop for its own account. Interest is calculated daily (5.25% at December 31, 2025), based on a fixed spread over the federal funds rate and is paid monthly. The Partnership's debt securities are held by Hilltop as collateral for the payable balance.

NOTE D – NET CAPITAL REQUIREMENTS

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2025, the Partnership had net capital of $11,032,791, which was $10,932,791 in excess of its required net capital of $100,000. The Partnership's ratio of aggregate indebtedness to net capital was .05 to 1 at December 31, 2025.

NOTE E – RELATED PARTY TRANSACTIONS / COMMITMENT

The Partnership and Liberty Bankers Life Insurance Company (Liberty), a related party, are under common control. The existence of that control creates operating results and financial position significantly different than if the Companies were autonomous.

Liberty acts as a common paymaster for the Partnership and regularly advances payroll and other costs on behalf of the Partnership, which the Partnership settles on a regular basis. There is $293,866 due to Liberty at December 31, 2025 related to payroll advances.

The Partnership and Liberty have entered into an Expense Sharing Agreement (Agreement) effective January 1, 2023, which requires Liberty to provide executive management, accounting, information systems and payroll processing services, and corporate record legal support and office space to the Partnership. The Agreement requires the Partnership to pay $153,600 per calendar year for the services and office space provided. The Agreement was not consummated on terms equivalent to arms-length transactions. Amounts incurred under the Agreement totaled $153,600 for the year ended December 31, 2025, of which $12,800 is payable at December 31, 2025.

The Partnership is a participating employer in a 401(k) plan offered by Liberty. The plan covers substantially all employees. Under this plan, employees may make elective contributions as allowed under federal law and the Partnership may make matching and discretionary contributions. Employee contributions are vested immediately. For the year ended December 31, 2025, the Partnership made matching contributions of $9,417 and did not incur any expenses related to the plan.

NOTE F – OFFICE LEASES / COMMITMENTS

The Partnership's corporate office space located in Dallas, TX is provided by Liberty under the Expense Sharing Agreement.

The Partnership leases branch office facilities in Montclair, NJ under a non-cancelable operating lease through March 2026. Future minimum rental payments under this lease total $7,983 for the year ending December 31, 2026. Office rent expense for the New Jersey facility for the year totaled $38,015 and is included in the accompanying statement of operations as occupancy and equipment costs.

NOTE G – COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Partnership enters into syndicate underwriting commitments. All transactions relating to syndicate underwriting commitments that were open at December 31, 2025 were subsequently settled, and had no material effect on the financial statements.

There are currently no asserted claims or legal proceedings against the Partnership, however, the nature of the Partnership's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Partnership could have an adverse impact on the financial condition, results of operations, or cash flows of the Partnership.

NOTE H – OFF-BALANCE-SHEET RISK

As discussed in Note A, the Partnership's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries the accounts of the customers of the Partnership and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Partnership. The Partnership seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and ensure that customer transactions are executed properly by the clearing broker-dealer.

The Partnership has sold securities that it does not own and will therefore be obligated to purchase such securities at a future date. The Partnership records these obligations in the financial statements at fair values of the related securities and will incur a loss if the fair value of the securities subsequently increases.

NOTE I – CONCENTRATION OF CREDIT RISK

The Partnership has a receivable, debt securities, a trading deposit, and a clearing deposit, held by and due from Hilltop totaling $50,497,243 or approximately 95% of total assets, at December 31, 2025.

The Partnership also has a payable to, and debt securities sold, not yet purchased obligation to Hilltop totaling $38,667,127 or approximately 99% of total liabilities, at December 31, 2025.

At December 31, 2025, the Partnership had cash equivalents totaling $2,440,748 held at a national bank that are not insured by the FDIC.

NOTE I – CONCENTRATION OF CREDIT RISK (continued)

The Partnership maintains investments in various fixed income securities, including corporate debt, municipal securities, and certificates of deposit. At December 31, 2025, a significant portion of the Partnership's portfolio is concentrated in securities issued by financial institutions, including exposures to individual issuers that represent a significant portion of total investments. In addition, the Partnership's municipal securities portfolio includes concentrations in certain geographic regions, primarily within the United States, including states with significant representation in the portfolio. While management believes these investments are diversified within their respective categories, adverse changes in the financial condition of issuers within these sectors or in the economic conditions of these regions could impact the value of the Partnership's securities positions.

NOTE J – SUBSEQUENT EVENTS

Management has evaluated all events for recognition and disclosure subsequent to December 31, 2025 through March 26, 2026, which is the date financial statements were available to be issued. There have been no material subsequent events that occurred during this period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2025.

COMPUTATION OF NET CAPITAL:

Total Partners' Capital	$	13,744,908
Deductions for nonallowable assets:		
Other assets		(11,839)
Total deductions and/or charges		(11,839)
Net Capital before haircuts on securities positions		13,733,069
Haircuts on securities		
Debt securities		2,632,484
Undue concentration		67,794
Total haircuts on securities		2,700,278
Net Capital	$	11,032,791

AGGREGATE INDEBTEDNESS

Accounts payable	$	65,658
Commissions payable		173,061
Payable to related party		306,741
Total aggregate indebtedness		545,460

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $100,000)	$	100,000
Net capital in excess of minimum requirement required or minimum dollar net capital requirement)	$	10,932,791
Ratio of aggregate indebtedness to net capital		.05 to 1

The above computation does not differ from the computation of net capital under rule 15c3-1 as of December 31, 2025 as filed by Midland Securities, Ltd. on Form X-17A-5. Accordingly, no reconciliation is necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors
No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Partnership operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and is also considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3. The Partnership does not hold customer funds or securities. The Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Midland Securities, Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Midland Securities, Ltd. identified the following provision of 17 C.F.R. §15c3-3(k) under which Midland Securities, Ltd. claimed the following exemption from 17 C.F.R. §240.15c3-3:(2)(ii) exemption provision and (2) Midland Securities, Ltd. stated that Midland Securities, Ltd. met the identified exemption provision throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to proprietary trading and participating in distributions of securities in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Midland Securities, Ltd.'s management is responsible for compliance with the exemptive provisions and its statements, as well as the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Midland Securities, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
March 26, 2026

18



MIDLAND SECURITIES, LTD.

Exemption Report

Midland Securities, Ltd. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)3: (2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) proprietary trading; and (2) participating in distributions of securities in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Midland Securities, Ltd.

I, Bradford A. Phillips, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: CEO/FINOP

March 25, 2026